Exhibit 99.1

PRIVATE COMPANY bkPrimaryIndustry

bkPrimaryIssuer	July 9, 2026
Analyst Name
bkHeadline	Analyst Email
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KEY POINTS		COMPANY DESCRIPTION

Please join us for a conversation with CEO Ian Rodgers, of US Elemental on July 16, 2026, at 14:00 pm ET, as we discuss the company’s proposed NASDAQ listing, the investment case behind the McDermitt Lithium Project, the policy and market forces driving growing interest in U.S. critical minerals, and the key milestones expected to shape the company’s next phase of development. Topics to be discussed will include:

U.S. Elemental is a U.S.-focused critical minerals company being formed through the proposed business combination of HiTech Minerals, the wholly owned U.S. subsidiary of Jindalee Lithium Ltd. (ASX: JLL; OTCQX: JNDAF), and Constellation Acquisition Corp. I. The company’s flagship asset is the 100%-owned McDermitt Lithium Project in southeastern Oregon, one of the largest lithium resources in the United States, containing approximately 21.5M tons of lithium carbonate equivalent (LCE) with an estimated 63-year mine life. Supported by a 2024 prefeasibility study, FAST-41 permitting status, and growing federal emphasis on securing domestic critical mineral supply chains, U.S. Elemental is advancing McDermitt toward feasibility and eventual commercial production to help meet accelerating demand from electric vehicles, battery energy storage systems, and broader electrification markets. Upon completion of the transaction, the company is expected to trade on Nasdaq under the ticker ULIT, providing U.S. investors with direct exposure to one of the country’s largest lithium development opportunities while Jindalee retains a controlling ownership stake.

●	Why U.S. Elemental is taking one of America’s largest lithium resources public through its proposed NASDAQ listing and business combination with Constellation Acquisition Corp. I.
●	What makes the McDermitt Project a strategic U.S. lithium asset, including its scale, development potential, and role in strengthening the domestic battery supply chain.
●	How government support, responsible development, and improving lithium market fundamentals are creating momentum for critical minerals projects in North America.
●	The key technical, permitting, and corporate milestones investors should watch as U.S. Elemental advances toward feasibility and its next phase of growth.

Register for the event here

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ABOUT THE ANALYST

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Water Tower Research LLC | Research for the other 99%.

PRIVATE COMPANY bkPrimaryIndustry

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